From the Desk of

Larry Pino, Esquire

October 5, 2021

Via Edgar and E-mail

Mr. James Lopez

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc. Post Qualification Amendment on Form 1-A Response dated August 30, 2021 File No. 024-10945

Dear Mr. Lopez,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Post Qualification Offering Circular Amendment No. 4, filed April 21, 2021 (the “Offering Circular Amendment No. 4”).

The following are the Company’s clarifications to the Offering Statement in response to your letter comments dated September 30, 2021 (the “Commission’s Comments”) and prior correspondence and conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Post Qualification Offering Circular Amendment No. 5, dated October 1, 2021 (the “Offering Circular Amendment No. 5”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Circular Amendment No. 5 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Circular and subsequent discussions with the Staff:

Correspondence filed August 30, 2021

Description of Business, page 34

1.	We note your response to prior comment 1 of our letter dated April 30, 2021. We continue to believe that you should revise the organizational chart to be a clearer image and legible. Please also update the chart for the December 2020 transaction and ownership of the Tuscan Communities, including clarifying that you do not control the Holdcos.

The Offering has been modified to include a revised organizational chart which provides a clearer image which is more legible, and reflects as Notes 1 and 2 therein i) the December 2020 transaction and ownership of the Tuscan Communities’ preferred membership interests, and ii) clarification that we do not control the Holdcos.

Principal Shareholders, page 55

2.	We note your response to prior comment 2 of our letter dated April 30, 2021. We continue to believe that you should revise to identify the natural persons with voting and dispositive power over the common shares, and identify the "various" holders of the nonvoting preferred.

The Offering has been revised to reflect the natural persons with voting and dispositive power, and the ten (10) holders of non-voting preferred under the Principal Shareholders section.

General

3.	We have considered your response to our prior comment. In addition to the revisions to your financial reporting proposed in your response, please revise your disclosure as follows:

•	Expand your disclosure to include a discussion of the reasons why financial statements of the Holdcos are included in your filings. Your revised disclosure should clearly state that Tuscan Gardens Senior Living Communities, Inc. does not control nor consolidate the Holdcos.
•	Revise your disclosure to include a clear explanation of how and when cash flows from the senior living communities owned by the Holdcos will be distributed to Tuscan Gardens Senior Living Communities, Inc.

Disclosures have been expanded under the Description of Business section to include a discussion under Financial Reporting Considerations of the reasons why financial statements of the Holdcos are included in our filings as related parties, while clearly stating that Tuscan Gardens Senior Living Communities, Inc. does not control nor consolidate the Holdcos.

Disclosures have been further expanded to include a clear explanation of how, if at all, and when cash flows from the senior living communities owned by the Holdcos will be distributed to Tuscan Gardens Senior Living Communities, Inc.

4.	We note your response to prior comment 3 of our letter dated April 30, 2021. We continue to believe that you should revise Management’s Discussion and Analysis, Description of Business, and where appropriate to update the impact of the December 2020 agreement with Tuscan Gardens Intermediate Fund and the status of operations of your facilities. In this regard,
•	It is unclear why you state “yet to commence operations” or “still in lease-up” when it appears based on your website and disclosure that each of the Tuscan Communities has been in operation for several years;
•	With respect to the transaction with Tuscan Gardens Intermediate Fund, revise to clarify any specific assets and total percentage ownership interest acquired as well as the extent and nature of the fund’s operations, including revenues, expenses and asset makeup (e.g. real property, loans secured by real property, etc);
•	Quantify the total debt the Tuscan Communities are responsible for and clarify whether you have any obligations with respect to that debt as a result of the December 2020 transaction; and
•	Clarify the current interest and other terms and repayment status of the loans and “financing arrangements” associated with the Revenue Bonds identified on pages 37 and 38, including the “certain financing arrangements” for Venetia Bay that are in default.

Disclosures in the Management’s Discussion and Analysis, Description of Business section has been updated to reflect the operational status of operations of the facilities, the assets and ownership acquired, total debt and status of Revenue Bond financing arrangements arising from the merger.

Additional Modifications to the Offering Statement Disclosures

The Offering is an Issuer Offering.As such, no commissions will be paid for the sale of the Units offered by the Company.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC